

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Chia-Lin Simmons
Chief Executive Officer
LogicMark, Inc.
2801 Diode Lane
Louisville, KY 40299

   Re: LogicMark, Inc.
     Registration Statement on Form S-1
     Filed December 6, 2022
     File No. 333-268688

Dear Chia-Lin Simmons:

   We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed December 6, 2022

The Offering, page 3

1. We note your disclosure that provides an "assumed" public offering price and states that the actual number of units you will offer will be determined based on the actual public offering price. Please remove your statement that the actual number of units will be determined based on the actual public offering price and disclose the amount of securities being offered. Please see Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations 227.02 for guidance.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: David E. Danovitch, Esq.